Filed by NioCorp Developments Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp. II

Commission File No.: 001-40226

FREQUENTLY ASKED QUESTIONS

ABOUT THE PROPOSED NIOCORP – GXII BUSINESS COMBINATION

WHAT IS THE BUSINESS COMBINATION THAT IS PROPOSED?

Under the terms of the Business Combination Agreement, dated September 25, 2022 (the “Business Combination Agreement”), among NioCorp Developments Ltd., a company organized under the laws of the Province of British Columbia (“NioCorp”), GX Acquisition Corp. II, a Delaware corporation (“GXII”), and Big Red Merger Sub Ltd, a Delaware corporation and a direct, wholly owned subsidiary of NioCorp, as the result of a series of transactions, GXII will become a subsidiary of NioCorp (as successor by merger to NioCorp’s subsidiary, Elk Creek Resources Corporation (“ECRC”)), with the pre-combination public shareholders of GXII receiving NioCorp common shares, and the GXII founders receiving shares in GXII (as successor by merger to ECRC) that are exchangeable into NioCorp common shares. The Business Combination Agreement contemplates that NioCorp will undertake a reverse stock split at the time of close in connection with an expected cross-listing to the Nasdaq Stock Market (“Nasdaq”). The transactions contemplated by the Business Combination Agreement and the ancillary agreements thereto are referred to collectively as the “Transaction.”

The proposed Transaction is expected to close in the first quarter of 2023, subject to effectiveness of the registration statement on Form S-4 (the “registration statement”) that NioCorp expects to file, the satisfaction of customary closing conditions, including certain governmental approvals, the approval of the Toronto Stock Exchange (“TSX”), and the approval of certain elements of the proposed Transaction by GXII shareholders and NioCorp shareholders. The proposed additional financings contemplated by the Business Combination Agreement will also be subject to the approval of the TSX and NioCorp shareholders.

Post-closing, the NioCorp Board will include two directors from pre-combination GXII.

Additional information may be found in the Current Reports on Form 8-K being filed by NioCorp and GXII with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, in connection with the announcement of the entry into the Business Combination Agreement and the proposed Transaction. Also refer to “Additional Information about the Proposed Transaction and Where to Find It” below.

NioCorp intends to use the proceeds from the proposed Transaction and the contemplated financings to advance its efforts to launch construction of the Elk Creek Critical Minerals Project (the “Elk Creek Project”) and help move it to commercial operation.

WHO IS GX ACQUISITION CORP. II?

GX Acquisition Corp. II is a special purpose acquisition company (“SPAC”) led by Jay R. Bloom and Dean C. Kehler, as co-Chairmen and Chief Executive Officers, and Michael G. Maselli, as President. Funds managed by Mr. Bloom and Mr. Kehler have invested approximately $1.75 billion in over 60 acquisitions and other private equity transactions of which they have taken 13 companies public. The team has deep experience in public equity and credit markets as well as experience in project finance. GXII is publicly traded on the Nasdaq under the ticker symbols “GXII” (Class A Shares), “GXIIU” (Units), and “GXIIW” (Warrants).

WHAT IS A SPAC?

A SPAC is a publicly traded company that raises capital through an initial public offering for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. In this case, GXII has entered into the Business Combination Agreement to complete a business combination with NioCorp.

In the case of SPACs, in connection with the shareholder meeting to approve the transaction, the investors in the SPAC can choose whether they want to keep the money they invested in the SPAC or cash out (i.e., “redeem” their shares). The amount of cash remaining in the SPAC’s trust account following any such redemptions and the payment of transaction expenses would then be available to the combined company upon consummation of the transaction.

GXII received gross proceeds of U.S.$300 million in connection with its initial public offering. Assuming no redemptions by GXII shareholders of GXII stock, NioCorp may receive up to U.S.$285 million in cash to the balance sheet upon closing of the Transaction, after giving effect to transaction expenses. If any GXII shareholders elect to redeem, however, the amount of cash available to NioCorp upon the closing of the Transaction will be decreased by an amount equal to the amount that GXII is required to repay to its redeeming shareholders.

WHY IS THIS BUSINESS COMBINATION RIGHT FOR NIOCORP?

The approximately U.S.$0.89 per NioCorp share equity rollover value represents an approximately 14% and approximately 12.6% premium to NioCorp’s common share spot price and 20-day volume-weighted average common share price, respectively, as of September 23, 2022.

The Transaction has the potential to significantly accelerate NioCorp’s efforts to obtain the required Elk Creek Project financing by increasing exposure to institutional investors looking to make strategic investments in critical minerals plays that are crucial to the world’s clean energy transition. The Transaction also has the potential to:

•	Provide NioCorp with up to $285 million in net cash proceeds at the consummation of the Transaction, depending upon GXII share redemptions, and up to an additional $81 million over the next three years, depending on the consummation of other additional financing arrangements that NioCorp and GXII intend to pursue prior to and following the expected closing of the proposed Transaction.

•	Improve trading liquidity through the expected listing of NioCorp’s common shares on the Nasdaq.
•	Increase public awareness of NioCorp resulting from the expected listing of NioCorp’s common shares on Nasdaq.
•	Provide access to a broader range of financing alternatives if the Nasdaq listing is achieved.
•	Increase public awareness with respect to the unique position of the Elk Creek Project at a critical time as a potentially vital component to help secure U.S. supply chains for critical minerals needed for rapidly growing technologies such as electric vehicles, renewable power, and energy-efficient electric motors.

WHY IS THIS BUSINESS COMBINATION RIGHT FOR GXII?

In considering the business combination with NioCorp, GX considered a number of factors, including among others, that the business combination provides an opportunity to invest in NioCorp’s Elk Creek Project, a pure-play critical minerals project with the highest-grade Niobium resource in North America and the second largest indicated rare earth resource in the U.S.1 We believe NioCorp is well-positioned to be a reliable, U.S.-based supplier of Niobium, Scandium and Titanium, helping meet the growing demand for these minerals and providing domestic supply security. NioCorp has an experienced management team to advance the company’s strategic and growth plans. NioCorp’s mission is to accelerate the global transition to a lower carbon economy by serving as a reliable and sustainable U.S. supplier critical mineral, highlighting its ESG focus.

HOW IS THE NUMBER OF NIOCORP COMMON SHARES ISSUABLE TO GXII SHAREHOLDERS UPON CONSUMMATION OF THE TRANSACTION DETERMINED?

At the closing of the Transaction, GXII shareholders will receive NioCorp common shares based on a fixed exchange ratio of 11.1829212 (the “Exchange Ratio”) NioCorp common shares for each GXII Class A common share held and not redeemed. The GXII founders will initially receive Class B shares in GXII, as the surviving entity of the mergers, based on the Exchange Ratio and, after closing, will have the right to exchange those Class B shares for NioCorp common shares on a one-for-one basis under certain conditions. The Exchange Ratio was determined based on the agreed-upon valuations of NioCorp and GXII and is set forth in the Business Combination Agreement. The Exchange Ratio will not change, regardless of changes in NioCorp’s or GXII’s public share price prior to the consummation of the Transaction.

1 Indicated mineral resource, based on data from the “Critical Mineral Resources of the United States—Economic and Environmental Geology and Prospects for Future Supply,” U.S. Geological Survey, 2017, and from company-issued reports.

WHAT WILL HAPPEN TO GXII WARRANTS AS A RESULT OF THE BUSINESS COMBINATION?

Pursuant to the Business Combination Agreement, NioCorp will assume the GXII warrant agreement and each GXII warrant that is issued and outstanding immediately prior to the business combination will be converted into a warrant to acquire NioCorp common shares (each, a “NioCorp Assumed Warrant”). The number of NioCorp common shares subject to each NioCorp Assumed Warrant shall be equal to the number of GXII Class A Shares subject to the applicable GX warrant multiplied by the Exchange Ratio, with the applicable exercise price to be adjusted accordingly.

WHAT WILL NIOCORP SHAREHOLDERS OWN AS A RESULT OF THE BUSINESS COMBINATION?

As a result of the business combination, NioCorp shareholders will continue to own NioCorp common shares, which are expected to be traded after the close of the Transaction on both the Nasdaq and the TSX. Assuming no redemptions by GXII shareholders of GXII stock, NioCorp may receive up to $285 million in cash to the balance sheet after the Transaction closes.

WHY IS NIOCORP PLANNING TO EFFECT A REVERSE STOCK SPLIT IN CONJUNCTION WITH THE BUSINESS COMBINATION?

Following the successful closing of the Transaction, NioCorp expects to be able to cross-list to the Nasdaq. Having shares traded on the Nasdaq, in addition to NioCorp’s current Toronto Stock Exchange (“TSX”) listing, is expected to (1) increase NioCorp’s exposure to a broader range of investors worldwide, (2) facilitate greater institutional ownership of NioCorp, and (3) improve NioCorp’s trading liquidity.

In order to be listed on the Nasdaq, NioCorp will have to satisfy several listing requirements, including a minimum share price. NioCorp intends to conduct a reverse stock split to help ensure that NioCorp will satisfy such minimum share price requirement. The ratio of the reverse stock split is yet to be determined. It is important to note that a reverse stock split does not affect the value of a shareholder’s investment in NioCorp. For example, if a shareholder has 100 shares of NioCorp at a market price of $1/share prior to a reverse stock split, the market value of the shareholder’s investment is $100. If the Company conducts a one-for-10 reverse stock split, the shareholder would then own 10 shares of NioCorp at a per share market price of $10 immediately following the reverse stock split. The market value of the shareholder’s investment in NioCorp would still be $100, and would not change as a result of the reverse stock split

WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

The parties currently expect the business combination to be completed during the first quarter of 2023. The actual date of closing will be dependent upon a number of factors, including, without limitation, the SEC’s review of the registration statement to be filed in connection with the proposed Transaction.

Following the effectiveness of the registration statement, NioCorp will hold a special meeting of shareholders at which shareholders will be asked to approve the following:

•	the issuance of the NioCorp securities issuable in connection with the Transaction and other financing arrangements;
•	an amendment to the articles of NioCorp, as amended effective January 27, 2015, to comply with applicable listing requirements of Nasdaq; and
•	any other proposals that are necessary to effectuate the Transaction.

GXII will also hold a shareholders’ meeting at which GXII shareholders will be asked to approve the following:

•	an amendment to GXII’s Amended and Restated Certificate of Incorporation (the “GXII Charter”) to eliminate the automatic conversion of shares of Class B Common Stock of GXII, all of which are held by the GX II founders, into GXII Class A Shares at the time of a Business Combination (as defined in the GXII Charter);
•	the Transaction; and
•	any other proposals that are necessary to effectuate the Transaction.

After approval of the GXII and NioCorp shareholders, and assuming satisfaction of the other conditions to the consummation of the Transaction, including the approval of the TSX, the Transaction will be consummated.

DID THE NIOCORP BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

Yes. GenCap Mining Advisory Ltd. has provided a fairness opinion to the Board of Directors of NioCorp stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the Transaction is fair from a financial point of view to NioCorp shareholders.

WILL NIOCORP OBTAIN NEW FINANCING IN CONNECTION WITH THE TRANSACTIONS?

NioCorp announced the signing of non-binding letters of intent (“LOIs”) for two separate financing packages with Yorkville Advisors Global, LP (“Yorkville”). Subject to entering into definitive agreements, these financings could provide NioCorp with access to up to an additional $81 million to help advance the Elk Creek Project. The financings contemplated by the LOIs include $16 million in convertible debentures that are expected to be funded at the closing of the business combination, and subject to certain limitations, can be repaid by NioCorp in either cash or NioCorp common shares, and a standby equity purchase facility pursuant to which NioCorp will have the ability to require Yorkville, subject to the conditions set out in the definitive agreements, to purchase up to $65 million of its common shares.

WHAT CONDITIONS MUST BE SATISFIED TO COMPLETE THE BUSINESS COMBINATION?

The consummation of the Transaction is subject to the satisfaction or waiver of certain customary closing conditions contained in the Business Combination Agreement, including, among other things:

1.	obtaining required approvals of the Transaction and related matters by the respective shareholders of NioCorp and GXII;
2.	approval of the TSX;
3.	the effectiveness of the registration statement;
4.	receipt of approval for listing the NioCorp common shares to be issued in connection with the Transaction on Nasdaq;
5.	receipt of approval for listing the NioCorp common share purchase warrants to be issued in connection with the Transaction on Nasdaq;
6.	that NioCorp and its subsidiaries (including GXII) will have at least $5,000,001 of net tangible assets upon the consummation of the Transaction;
7.	that, at closing, NioCorp and its subsidiaries (including GXII) will have received cash in an amount equal to or greater than $15,000,000 in connection with the Transaction, subject to certain adjustments; and
8.	the absence of any injunctions enjoining or prohibiting the consummation of the Business Combination Agreement.

HOW IS THE NIOCORP / GXII TRANSACTION DISTINGUISHABLE FROM OTHER RECENT SPAC TRANSACTIONS?

We believe that the proposed Transaction is distinguishable from recent SPAC transactions in the following ways:

1.	Unlike most SPAC combinations, NioCorp is already publicly traded on the TSX, meaning that the Transaction was able to be struck based on an established public market value of NioCorp. Most SPAC combinations are proposed mergers between publicly traded SPACs and private companies, which has in some cases presented challenges to the post-merger entities because of a lack of market acceptance of the private company valuation and limited post-closing float.
2.	NioCorp has been an SEC filer for more than six years and management has significant experience with the reporting requirements of being a U.S. public company.
3.	NioCorp and GX have signed non-binding LOIs for two separate financing packages with Yorkville. Subject to entering into definitive agreements, these financings could provide NioCorp with access to up to an additional $81 million to help advance the Elk Creek Project, which NioCorp can use whether or not there are GXII redemptions. The execution of definitive documentation with Yorkville is not a condition to closing the business combination transaction.

WHY GXII?

The GXII team is highly experienced. They have been investors in more than 60 businesses, more than a dozen of which were publicly listed companies. Most importantly, they have significant experience in project financings.

If I purchase NioCorp Common shares today and held them through the closing of the transaction, what will happen to those shares upon closing?

If you purchase NioCorp common shares today and held them through the closing of the Transaction, assuming the conditions to closing the Transaction are met, then upon closing, you will continue to own those NioCorp common shares. In connection with the closing of the Transaction, NioCorp will issue new NioCorp common shares in an amount based on the Exchange Ratio to GXII shareholders that do not redeem their GXII Class A common shares in connection with the Transaction. In addition, the Business Combination Agreement contemplates that, at the time of the closing of the Transaction, NioCorp will undertake a reverse stock split at a to-be-determined ratio so as to effectuate an expected cross-listing to the Nasdaq.

If I purchase GXII class a Common shares today and held them through the closing of the transaction, what will happen to those shares upon closing?

If you purchase GXII Class A common shares today and held them through the closing of the Transaction, your GXII Class A common shares will be exchanged for NioCorp common shares in an amount based on the Exchange Ratio. In addition, the Business Combination Agreement contemplates that, at the time of the closing of the Transaction, NioCorp will undertake a reverse stock split at a to-be-determined ratio so as to effectuate an expected cross-listing to the Nasdaq.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Transaction, NioCorp intends to file the registration statement with the SEC, which will include a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. Before making any voting or investment decision, investors and security holders of NioCorp and GXII are urged to read the registration statement, the definitive joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC and, in the case of niocorp, with the applicable canadian securities regulatory authorities in connection with the proposed Transaction, including any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about the proposed Transaction.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, will be contained in the registration statement and the joint proxy statement/prospectus (if and when available). NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This communication and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce niobium, scandium, and titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp’s planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed in this communication and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication to reflect the occurrence of unanticipated events.